Exhibit 99.1

November 6, 2018

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2018 annual general meeting (“AGM”) of shareholders of Yatra Online, Inc.

This letter serves as your official notice that the AGM will be held on December 12, 2018 at 6:00 PM, local time, at our India office located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

This year you will be asked to vote on the following proposals:

1. To elect Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of shareholders;

2. To elect Mr. Sanjay Arora, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of shareholders; and

3. To ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2019.

The Board of Directors recommends a vote FOR Proposal Nos. 1, 2 and 3. These proposals are described in the attached Proxy Statement, which you are encouraged to read fully. We will also consider any additional business that may be properly brought before the AGM.

The Board of Directors has fixed November 5, 2018 as the record date for the determination of shareholders entitled to notice of, and to vote at, the AGM and any adjournment or postponement thereof. Only holders of record of ordinary shares and Class F shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the AGM. At the close of business on the record date, the Company had 39,595,901 ordinary shares and 3,159,375 Class F shares issued and outstanding and entitled to vote.

It is important that your shares be represented at the AGM, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.cstproxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. If you attend the AGM, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the AGM, you must first obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Sincerely,

Dhruv Shringi Chief Executive Officer and Director

YATRA ONLINE, INC.
1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India

Proxy Statement for Annual General Meeting
to be Held on December 12, 2018

We are furnishing this Proxy Statement to shareholders (“Shareholders”) of record of Yatra Online, Inc. (the “Company,” “Yatra,” “Yatra Online,” “we” or “us”) in connection with the solicitation of proxies for use at the 2018 annual general meeting (AGM) to be held at 6:00 PM, local time, at our India office located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India, and at any adjournments or postponements thereof (the “AGM”).

At the AGM, the Shareholders will be asked to:

1.              Elect Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of Shareholders;

2.              Elect Mr. Sanjay Arora, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of Shareholders; and

3.              Ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2019.

RECOMMENDATIONS OF OUR BOARD OF DIRECTORS

Our Board of Directors recommends that you vote your shares as follows:

•                  FOR the election of Mr. Murlidhara Lakshmikantha Kadaba, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of Shareholders;

•                  FOR the election of Mr. Sanjay Arora, Class II director nominee, to the Board of Directors to serve for a three-year term expiring at the 2021 annual general meeting of Shareholders; and

•                  FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2019.

PERSONS MAKING THE SOLICITATION

We, on behalf of the Board of Directors, are soliciting proxies in connection with the AGM. The Company will bear the costs of the solicitation.

VOTING INFORMATION

Shareholders of record of the Company’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and the Company’s Class F Shares, par value US$0.0001 per share (“Class F Shares” and together with the Ordinary Shares, the “Shares”), at the close of business on November 5, 2018 (the “Record Date”), are entitled to notice of, and to vote at, the AGM and any adjournment or postponement thereof. On November 5, 2018, 39,595,901 Ordinary Shares and 3,159,375 Class F Shares were issued and outstanding and entitled to vote. Each issued and outstanding Ordinary Share and Class F Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), Shareholders representing not less than a majority of the Shares must be represented at the AGM, either in person or by proxy, to constitute a quorum. There must be a quorum for the AGM to be held.

Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the AGM. However, since you are not the Shareholder of record, you may not vote those shares in person at the AGM unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has been provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If a share is represented for any purpose at the AGM by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the AGM.

If you have questions of any nature, please call our Investor Relations department at +1-646-875-8380.

Vote Required

Assuming that a quorum is present:

•                  With respect to Proposal No. 1, Mr. Murlidhara Lakshmikantha Kadaba, the director nominee, will be elected by the affirmative vote of a simple majority of the Shareholders who attend and vote in person or by proxy at the AGM.

•                  With respect to Proposal No. 2, Mr. Sanjay Arora, the director nominee, will be elected by the affirmative vote of a simple majority of the Shareholders who attend and vote in person or by proxy at the AGM.

•                  With respect to Proposal No. 3, the proposal will be approved by the affirmative vote of a simple majority of the Shareholders who attend and vote in person or by proxy at the AGM.

If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted “FOR” the election of Mr. Murlidhara Lakshmikantha Kadaba, director nominee to the Board of Directors, to serve for a three-year term expiring at the 2021 AGM; “FOR” the election of Mr. Sanjay Arora, director nominee to the Board of Directors, to serve for a three-year term expiring at the 2021 AGM; and “FOR” the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2019. We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against the proposals, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal Nos. 1, 2 and 3.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as “broker non-votes.” A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the AGM in order to be effective. Ensure that your shares can be voted at the AGM by submitting your proxy card, or contacting your broker, bank or other nominee.

If your shares are registered in your name, please submit your proxy as soon as possible:

Via the Internet.     You may vote via the Internet by going to www.cstproxyvote.com by following the instructions. You will need to have your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EDT, on December 9, 2018. If you vote via the Internet, you do not need to return a proxy card.

By Mail.     If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the AGM, you must obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Revocability of Proxy

A proxy may be revoked by a Shareholder prior to voting at the AGM by written notice to the Company at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India, by submission of another proxy bearing a later date, or by voting in person at the AGM. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the AGM of a Shareholder who has appointed a proxy will not revoke the prior appointment.

If not revoked, the proxy will be voted at the AGM in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted “FOR” the election of Mr. Murlidhara Lakshmikantha Kadaba, the director nominee to the Board of Directors, to serve for a three-year term expiring at the 2021 AGM; “FOR” the election of Mr. Sanjay Arora, the director nominee to the Board of Directors, to serve for a three-year term expiring at the 2021 AGM; and “FOR” the ratification and appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2019, and, as to any other matter that may be properly brought before the AGM, in accordance with the judgment of the proxy.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company’s Annual Report on Form 20-F (the “Annual Report”) filed with the United States Securities and Exchange Commission (the “SEC”) on July 31, 2018 is available on the Company’s website at www.yatra.com under “Investor Relations” and on the SEC’s website at sec.gov. We encourage you to read the Annual Report for information about the Company, including:

•                  Financial performance;

•                  Risk factors that could materially and adversely affect the Company’s business, financial condition and results of operations;

•                  Directors, senior management and employees;

•                  Certain beneficial owners of our Shares and related party transactions; and

•                  Compensation of directors and officers.

You may obtain copies of our public filings, including the Annual Report, from our website at www.yatra.com under “Investor Relations”, or from the SEC’s website at sec.gov . None of the other information on our website or sec.gov is incorporated into this proxy statement. You also may request a copy of these materials, without incurring any charge, by calling our Investor Relations department at +1-646-875-8380. Please make your request no later than November 29, 2018 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an e-mail or electronic copy of the materials.

PROPOSAL NOS. 1 & 2:

ELECTION OF DIRECTORS

One-third of our directors are elected annually by the Shareholders to serve for a three-year term, unless he or she resigns or is removed earlier. Our Class II directors are coming up for re-election. The Board of Directors currently consists of five members, as determined in accordance with the Articles. Our current directors are:

Mr. Sudhir Kumar Sethi

Mr. Dhruv Shringi

Mr. Murlidhara Lakshmikantha Kadaba

Mr. Sanjay Arora

Mr. Sean Aggarwal

Our Class II Directors are listed below:

Mr. Murlidhara Lakshmikantha Kadaba

Mr. Sanjay Arora

The names of the nominees being presented for consideration by the Shareholders, who are incumbent directors, and certain other information about each such director is set forth below.

Murlidhara Lakshmikantha Kadaba. Mr. Kadaba has served as a non-executive member of our Board of Directors since November 2016. Mr. Kadaba currently serves as an advisor to Reliance Industries and is a Mentor for many of its digital initiatives such as Jio Money, MoneyControl and Gennext Ventures. Amongst others, he is currently serving as a member of the Board of Directors of Yatra Online Private Limited (yatra.com), TV18 Home Shopping Network Limited, Reliance Payment Solutions Ltd which owns Jio Money, a Reserve Bank of India approved pre-paid payment instrument (PPI), and Big Tree (bookmyshow.com).

Mr. Kadaba has over 25 years of banking experience, with proven expertise in general management, marketing and product development across consumer banking, wealth management, consumer lending and payment products. Before becoming an entrepreneur, he served as the Group President and chief executive officer of Reliance Financial Services. Prior to this, Mr. Kadaba worked for American Express for eight years where he was the Country Manager for India and Area Countries. He was responsible for launching Amex’s consumer banking franchise and several credit cards in India. Earlier, Mr. Kadaba was VP and Head of Investment Products at Citibank-India.

Mr. Kadaba has served on the boards of AmCham and Financial Planning Standards Board. He is a member of the Advisory Board of Indian Institute of Learning Management (IILM), is an active member of YPO and a charter member of TiE. Mr. Kadaba is an alumnus of Xavier School of Management (XLRI), Jamshedpur and is a Graduate in Mechanical Engineering from Sri Jayachamarajendra College of Engineering (SJCE), Mysore. Mr. Kadaba is well qualified to serve as a director given the breadth and depth of his experience as well as his capital markets expertise.

Sanjay Arora. Mr. Arora has served as a non-executive member of our Board of Directors since December 2016.

Mr. Arora currently serves as a Managing Director of ATL Partners (ATL), a private equity firm based in New York which focuses on aerospace, transportation and logistics. Prior to joining ATL, Mr. Arora worked at Terrapin Partners, LLC from 2007 to 2017, where he focused on the firm’s principal investment activities. From 2014 to 2016, Mr. Arora served as the CEO of Terrapin 3 Acquisition Corporation, a special purpose acquisition corporation that was listed on the NASDAQ and is now a subsidiary of the Company.

In addition, from 2012 to 2017, Mr. Arora was the portfolio manager of the Terrapin Income and Credit Opportunities Fund, which specialized in making direct loans to small businesses. Mr. Arora was also a senior member of the team which worked on Aldabra 2 Acquisition Corp.’s 2008 acquisition of the Boise Cascade paper and packaging assets for over $1.6 billion, resulting in a new publicly-listed company that was the third largest paper company in North America.

Prior to joining Terrapin Partners, LLC, Mr. Arora was a managing director at Deutsche Bank AG in Hong Kong, where he ran the firm’s equity-linked origination business for Asia-Pacific from 2003 to 2005.

Prior to this, from 1989 to 2003, Mr. Arora held a variety of positions in leveraged finance, derivatives, and equity capital markets at Bankers Trust and Deutsche Bank. Mr. Arora received a Master of Business Administration degree in finance from the University of Chicago and a BSc in economics from The London School of Economics. Mr. Arora is well qualified to serve as director due to his experience in capital markets, and portfolio management.

Vote Required

Assuming a quorum is present at the Annual General Meeting (AGM), the director nominees will be elected by the affirmative vote of simple majority of the Shareholders who attend and vote in person or by proxy at the AGM.

The Board of Directors recommends that you vote FOR the election of each of Messrs Arora and Kadaba as a Director of the Company.

PROPOSAL NO. 3:
RATIFICATION OF THE APPOINTMENT OF
ERNST & YOUNG ASSOCIATES LLP
AS THE COMPANY’S
INDEPENDENT REGISTERED PUBLIC ACCOUNTANT
FOR THE FISCAL YEAR ENDING MARCH 31, 2019

Proposal No. 3 is to ratify the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2019.

Vote Required

If a quorum is present at the Annual General Meeting (AGM), this proposal will be approved by the affirmative vote of a simple majority of the shareholders who attend and vote in person or by proxy at the AGM.

The Board of Directors recommends that you vote FOR the ratification of the appointment of Ernst & Young Associates LLP as our independent registered public accountant for the fiscal year ending March 31, 2019.

OTHER MATTERS

Other than what is described above, the Board of Directors is unaware of any additional items of business to be brought before the AGM.